                  PRESS RELEASE FOR ISSUE IN THE UNITED STATES

                   NOT FOR RELEASE UNTIL MONDAY JULY 31, 2000

MONDAY 31 JULY, 2000

             PEARSON PLC TO ACQUIRE NATIONAL COMPUTER SYSTEMS, INC.

New York, New York - July 31, 2000 - Pearson plc announced today that it has entered into a definitive merger agreement providing for the acquisition of National Computer Systems, Inc. (NCS) for cash consideration of $73 per share.

Pearson believes that the combination of NCS with Pearson Education will create a world leading integrated education company, with strong market positions in curriculum, online learning, assessment, enterprise applications for US schools and professional accreditation.

INFORMATION ON PEARSON EDUCATION

Pearson Education is one of the world's largest providers of curriculum materials in print, electronic and online formats. Pearson Education was formed in November 1998 through the acquisition of the Simon & Schuster education business and its subsequent merger with Addison Wesley Longman (AWL). In 1999, its first full year of operation, pro forma revenues of Pearson Education increased by 10% to $2.7 billion, with operating profits of $411 million for that year. In the six months ended June 30, 2000, Pearson Education increased underlying revenues by 10% to $970.5 million and reduced seasonal first half losses by 27% to $39 million.

In early September, Pearson will launch, its online Learning Network, which will comprise four vertically integrated networks serving the K-12, Higher Education, Professional Development and Lifelong Learning markets.

INFORMATION ON NCS

NCS was founded and began operation in Minnesota in 1962. NCS is a global information services company providing software, services, systems, and Internet-based technologies for the collection, management and interpretation of data. NCS serves important segments of the education, testing, assessment and complex data management markets. For nearly four decades, NCS has provided the technology, experience and quality customer services essential for improving customers' information systems.

Today, 75 per cent. of NCS' revenues come from the Education (primarily K-12) market, and 25 per cent. comes from the Large-Scale Data Management (or non-Education) market. NCS is the nation's largest single provider of student, curriculum, instructional and financial management software for schools. NCS is also the nation's largest commercial processor of student assessment tests for K-12 schools and districts. This year NCS was one of four processors of the U.S. 2000 Census for the U.S. Census Bureau.

MANAGEMENT

On completion of the transaction, NCS will become part of Pearson Education, with Peter Jovanovich continuing as CEO of the enlarged business. Russ Gullotti, chairman, president and CEO of NCS announced earlier this year that, due to health reasons, he planned to step down from his position by June 2001. Mr Gullotti will play a key role in the integration of the two companies. A new CEO of NCS, reporting to Peter Jovanovich, will be appointed in due course.

THE ACQUISITION

Pearson will commence a cash tender offer to purchase all of the outstanding shares of NCS common stock no later than August 7, 2000. Pearson is funding the tender offer by means of a partially underwritten rights issue intended to raise L1.7 billion. The funds from the rights issue are expected to be available in early September 2000, at which time the tender offer would expire, unless extended pursuant to the merger agreement. The tender offer contains no financing condition. The tender offer is conditional on the tender of a sufficient number of shares to give Pearson ownership of at least a majority of the fully diluted outstanding shares of NCS. Shares not tendered will be converted in the merger into the right to receive the same $73 per share in cash. The merger agreement contains customary closing conditions, including the need to obtain regulatory approvals.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of NCS nor does it constitute an offer to sell any securities of Pearson plc.

At the time the offer for the purchase of shares of NCS is commenced, Pearson plc and a subsidiary of Pearson plc will file a tender offer statement with the SEC and NCS will file a solicitation / recommendation statement with respect to the offer.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation / recommendation statement regarding the tender offer referred to in this press release, when it becomes available, because they will contain important information. The tender offer statement will be filed by Pearson plc and a subsidiary of Pearson plc with the Securities and Exchange Commission (SEC), and the solicitation / recommendation statement will be filed by NCS with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Pearson plc and NCS at the SEC's site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such request to Pearson plc Investor Relations. The solicitation / recommendation statement and such other documents may be obtained by directing such request to NCS investor relations.


                                       2